UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: March 31, 2020

(Date of earliest event reported)

HIGHTIMES HOLDING CORP.

(Exact name of issuer as specified in its charter)

Delaware	81-4706993
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

2110 Narcissus Ct.

Venice, California 90291

(Full mailing address of principal executive offices)

(844) 933-3287

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Class A voting Common Stock, par value $0.0001 per share

This Current Report on Form 1-U is issued in accordance with Rule 257(b)(4) of Regulation A, and is neither an offer to sell any securities, nor a solicitation of an offer to buy, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

ITEM 9. OTHER EVENTS

Extension of Regulation A+ Offering and Termination Date

On March 31, 2019, Hightimes Holding Corp. (the “Company”) elected to extend the outside termination date of its Regulation A+ public offering (the “Offering”) from March 31, 2019 until as late as May 15, 2020. Accordingly, the Offering will terminate on the first to occur of (i) the date on which all 4,545,454 shares of the Company’s Class A voting common stock (“Class A Common Stock”) are sold, (ii) May 15, 2020, or (iii) such earlier termination date as deemed appropriate by Hightimes’s management (in each case, the “Termination Date”). In conjunction with the extension of the Termination Date, the Company has updated the form of investor subscription agreement (the “Subscription Agreement”) for the Offering to (i) reflect the extended Termination Date and (ii) direct investors to this Current Report on Form 1-U, which supplements disclosures contained in Hightimes’ Offering Circular. As part of such Subscription Agreement, the Company also increased the minimum subscription required by investors to enable them to purchase Class A Common Stock at $11.00 per share in the Regulation A+ offering from $99.00 to $220.00, or 20 shares of Class A Common Stock. The updated form of Subscription Agreement is attached as Exhibit 4.1 hereto and is incorporated herein by reference.

The updated form of Subscription Agreement filed as Exhibit 4.1 to this Current Report on Form 1-U and any summary of the terms of such document is subject to, and qualified in its entirety by, the full text of such documents, which are incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hightimes Holding Corp.
a Delaware corporation

by:	/s/ Adam E. Levin
Name:	Adam E. Levin
Its:	Executive Chairman of the Board
Date:	March 31, 2020

Exhibits to Form 1-U

Index to Exhibits

Exhibit No.	Description

4.1	Form of Subscription Agreement for the Regulation A+ Offering.